UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 8, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Virtual Radiologic Corporation

File No. 1-33815 - CF# 22009

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Virtual Radiologic Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 25, 2008.

Based on representations by Virtual Radiologic Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through April 25, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Reedich
Special Counsel